JONES DAY

SILICON VALLEY OFFICE   •   1755 EMBARCADERO ROAD   •   PALO ALTO, CALIFORNIA 94303

TELEPHONE: 650-739-3939   •   FACSIMILE: 650-739-3900

February 3, 2011	OUR FILE NO. 697569-625001

VIA EDGAR AND OVERNIGHT DELIVERY

Tim Buchmiller

Senior Attorney

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3030

Re:	MagnaChip Semiconductor LLC

Amendment No. 8 to Registration Statement on Form S-1

Filed February 1, 2011

File No. 333-165467

Dear Mr. Buchmiller:

This letter is submitted on behalf of MagnaChip Semiconductor LLC (the “Company”) to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to supplement our letter to the Staff dated February 1, 2011 regarding the filing of Amendment No. 8 to the Company’s Registration Statement on Form S-1 filed February 1, 2011 under Registration No. 333-165467 (the “Registration Statement”).

In order to provide the Staff with additional information for its review of Amendment No. 8 to the Registration Statement, the Company supplementally advises the Staff that the Company and the underwriters presently estimate that the public offering price for the Company’s common stock (which will be sold in the form of depositary shares (the “Shares”)) will be $16.50 per Share, which is the midpoint of a preliminary range of $15.00 to $18.00 per Share. This preliminary range may differ from the ultimate range used in the Company’s initial public offering (the “Offering”). The Company advises the Staff that the final range to be included in an amendment to the Registration Statement will include a price range of no more than $2.00 or ten percent (10%) of the low end of the range unless otherwise approved by the Staff. The preliminary price range is based upon the outstanding common units of the Company being converted into common stock in connection with the Company’s conversion to a corporation at the ratio of one (1) share of common stock for every eight (8) common units.

The Company and the underwriters anticipate that up to 90% of the Shares sold in the Offering will be sold by the selling stockholders. However, the final level of participation in the Offering by selling stockholders has not yet been determined. The selling stockholders will participate in the offering on a pro rata basis based on the total number of shares desired to be sold by each participating selling stockholder. Based on the total number of shares that selling stockholders have indicated a desire to sell in

Tim Buchmiller

United States Securities and Exchange Commission

February 3, 2011

the Offering, Avenue’s Shares will comprise 76.8% of the Shares to be sold by the selling stockholders. Assuming that 90% of the Shares in the Offering are sold by the selling stockholders, Avenue’s shares will represent 69.1% of the total shares in the Offering.

If you have any questions, please feel free to contact the undersigned by telephone at 650-687-4147 (or by facsimile at 650-739-3900) or Stuart Ogg at 213-243-2365 (or by facsimile at 213-243-2539). Thank you for your cooperation and attention to this matter.

Very truly yours,

Jones Day

/s/ Micheal Reagan

Micheal Reagan

Partner

cc:	Julie Sherman, SEC

Jay Webb, SEC

Louis Rambo, SEC

John McFarland, MagnaChip Semiconductor

Khoa D. Do, Jones Day

Stuart Ogg, Jones Day

Kirk A. Davenport, III, Latham & Watkins LLP

Keith Benson, Latham & Watkins LLP